Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   LUKENS INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                    23-2451900
(State of incorporation or organization)      (IRS Employer Identification No.)

50 South First Avenue, Coatesville, Pennsylvania                19320
    (Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                               Name of each exchange on which
 Title of each class to be so registered       each class is to be registered

    Preferred Stock Purchase Rights             New York Stock Exchange, Inc.


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.       Description of Securities to be Registered.

         On September 25, 1996, the Board of Directors of Lukens Inc. (the "Company") renewed its existing Rights Agreement, dated as of July 29, 1987, as amended and restated as of July 25, 1990, between the Company and Mellon Bank
(East) (the "Existing Rights Agreement") and declared a dividend distribution of one Right for each share of the Company's common stock, par value $.01 per share (the "Common Stock"), outstanding upon the "Final Expiration Date" under the Existing Rights Agreement (the "Record Date"). The Record Date is expected to occur on August 11, 1997, but may occur in advance of that time under certain circumstances. Each Right will replace the preferred stock purchase rights outstanding under the Existing Rights Agreement and initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), at a purchase price (the "Purchase Price") of $80.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment (the "Rights"). The description and terms of the Rights are set forth in a Renewed Rights Agreement (the "Renewed Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Renewed Rights Agreement.

         The Rights, by their terms, are set to expire on September 25, 2006, unless the Board extends the Final Expiration Date or redeems the Rights earlier.

         The Renewed Rights Plan is designed, among other things, to deter certain coercive or abusive takeover tactics (such as the acquisition of a significant position by one or more stockholders without offering fair value to all stockholders), to encourage third parties interested in acquiring the Company to negotiate with the Board and otherwise to assist the Board in representing the interests of all stockholders. The Renewed Rights Plan accomplishes these objectives by encouraging a potential acquiror to seek to have the Board redeem the Rights before crossing the "flip-in" ownership threshold under the Renewed Rights Plan and thereby avoid the Rights becoming exercisable for Common Stock at a discounted price which, effectively, would dilute the acquiror's equity interest in the Company.

         Each Right represents the right to purchase, if and when the Right becomes exercisable, a unit consisting of one one-hundredth of a share of a series of Preferred Stock of the Company at a per unit price of $80.00 (the "Purchase Price"). The Rights, however, will not become exercisable and separate Rights Certificates will not be distributed unless and until one of the "Distribution Events" described below occurs. In addition, if a Distribution Event shall also constitute or be followed by a "Flip-In Event," the Rights will become discount rights entitling all holders of the Rights, other than the party which caused the Flip-In Event to occur and the Rights to be triggered, to purchase Common Stock at a discount, thereby diluting the interest of the triggering party.

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

         The earliest date on which separate Rights Certificates are to be distributed is known as the "Distribution Date." The events which will cause separate Rights Certificates to be distributed are described below:

         (1) the tenth business day (unless postponed by the Board) after the date on which there is a public announcement that a person (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Common Stock (such first date of public announcement being referred to as the "Stock Acquisition Date"); or

         (2) the tenth business day (unless postponed by the Board) after the date on which a person commences a tender offer or exchange offer for the Common Stock if, upon consummation thereof, the offeror would be the beneficial owner of 15% or more of the Common Stock; or

         (3) immediately following a determination by the Board that any person is an Adverse Person (as defined below).

         In the event that (1) any person becomes the beneficial owner of 15% or more of the Common Stock (other than pursuant to an offer for all shares that a majority of the outside directors not associated or affiliated with the Acquiring Person or the Adverse Person determine to be fair to stockholders and otherwise in the best interests of the Company and its stockholders) or (2) the Board declares a person to be an Adverse Person, a Flip-In Event will be deemed to have occurred. Following the occurrence of a Flip-In Event, each of the Rights (other than Rights held by the party triggering the Rights and certain related persons and transferees, which are voided) entitles the holder to acquire, upon payment of the Purchase Price, Common Stock having a value equal to twice the Purchase Price.

         If, following the Stock Acquisition Date, the Company (1) engages in a merger or consolidation in which the Company does not survive or the Common Stock is changed or exchanged or (2) transfers more than 50% of its assets, cash flow or earning power (on a consolidated basis) in one transaction or a series of related transactions, a "Flip-Over Event" shall be deemed to have occurred. Following the occurrence of a Flip-Over Event, each Right (other than Rights held by the party triggering the Rights and certain related persons and transferees, which are voided) becomes exercisable, upon payment of the Purchase Price, for common stock of the other party to the transaction having a value equal to twice the Purchase Price.

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
         An Adverse Person is any person found to be such by the Board (with the concurrence of a majority of the outside directors). A person may be found to be an Adverse Person upon a determination by the Board that such person has become the beneficial owner of 10% or more of the Common Stock and that (1) such beneficial ownership is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to pressure the Company to take actions or enter into transactions intended to provide such person with short-term financial gains that are not in the best long-term interests of the Company and its stockholders or (2) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company.

         Rights held by a party that causes the Rights to be triggered (i.e., an Acquiring Person or an Adverse Person) and certain related persons and transferees are voided after the Rights are triggered and become exercisable for Common Stock at a discount (i.e., a Flip-In Event has occurred) or become exercisable for common stock of the acquiror at a discount (i.e., a Flip-Over Event has occurred). Since only Rights held by a triggering party and certain related persons and transferees are voided, the occurrence of a Flip-In Event has the effect of diluting the equity interest held by that party or those persons.

         Rights are generally redeemable at $.01 per Right by action of the Board at any time prior to the 10th business date following the Stock Acquisition Date, unless there has been an earlier event involving an Adverse Person.

         In general, the Renewed Rights Plan may be amended by the Board (1) prior to the Distribution Date in any manner and (2) on or after the Distribution Date in certain respects, including (a) to shorten or lengthen any time period and (b) in a manner not adverse to the interests of Rights holders (other than an Acquiring Person). However, certain basic economic terms may not be amended (i.e., redemption price and number of shares issuable on exercise of Rights) and amendments extending the redemption period must be made while the Rights are still redeemable.

Item 2.       Exhibits

         Form of Renewed Rights Agreement, dated as of September 25, 1996, between Lukens Inc. and American Stock Transfer and Trust Company (which includes as Exhibit B thereto the Form of Rights Certificate).*


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*  Incorporated  herein by  reference to Exhibit 4 to the  Registrant's  Current
Report on Form 10-Q for the quarter ended September 28, 1996 (Commission File No. 1-3258).


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


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                     LUKENS INC.

Dated:  August 7, 1997                             By: /s/ William D. Sprague


                                INDEX TO EXHIBITS

Exhibit

No.               Exhibit
--------          ----------
1.                Form of Renewed  Rights  Agreement,  dated as of September 25,
                  1996,  between  Lukens Inc.  and American  Stock  Transfer and
                  Trust Company (which includes as Exhibit B thereto the Form of
                  Rights Certificate)*

----------------------------------------
* Incorporated herein by reference to Exhibit 4 to the Registrant's Current Report on Form 10-Q for the quarter ended September 28, 1996 (Commission File No. 1-3258).

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